Filed by Essilor International SA pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the United States Securities Exchange Act of 1934, as amended

Subject Company: Luxottica Group S.p.A.

Commission File Number: 1 – 10421

The following transcript is for a webcast made available by Essilor International SA:

Company: Essilor

Conference Title: Essilor Analyst Conference Call

Date: Monday, 16th January 2017

Operator:	Good morning ladies and gentlemen. Welcome to EssilorLuxottica Analyst Conference Call. For your information, today's call is being recorded. This call contains forward looking statements including forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements are inherently uncertain, are based upon management's current expectations and are subject to a variety of significant business, economic and competitive risks and uncertainties many of which Essilor International and Luxottica Group may be unaware of or unable to predict or control.

Such factors may cause Essilor's actual results, performance or plans with respect to the proposed combined Essilor and Luxottica Group to differ materially from any future results, performance or plans expressed or implied by such forward looking statements.

Any forward-looking statements made by Essilor are not guarantees of future performance. Essilor disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments. In connection with the proposed transaction, Essilor intends to file important information regarding the transaction, including required prospectuses and other documents with the French Autorité Des Marchés – Des Marchés Financiers, the Italian Consob and the US Securities and Exchange Commission. Investors and security holders are urged to carefully read all relevant documents

1

filed with the AMF, the Consob and the SEC, including the relevant prospectus when it becomes available because they will contain important information about the proposed transaction. Investors may obtain, free of charge, a copy of the prospectus as well as other documents filed with the authorities at the AMF website, www.amf-france.org and the Consob's website at www.consob.it and the SEC website at www.sec.gov. Those documents, when filed, may also be obtained free of charge from Essilor's website at www.essilor.com or by contacting Essilor's Investor Relations Team by telephone at +33(0) 1 49 77 42 16 or by email at invest@essilor.com.

Today I'm pleased to present Mr Hubert Sagnières, Chairman and CEO of Essilor International and Mr Leonardo Del Vecchio, Chairman of Delfin and Executive Chairman and CEO of Markets of Luxottica Group. During the presentation, all participants will be in a listen only mode. Later there will be a question and answer session. Mr Sagnières please go ahead.

Hubert Sagnières: Thank you very much. So this is an exciting day. Good morning all of you and thank you, really thank you for being on this conference call at such a short notice. So I am actually sitting here in Paris next to Leonardo Del Vecchio to explain to you why him and I want to bring together Essilor and Luxottica.

Leonardo Del Vecchio and I we have signed, yesterday, an agreement that will allow Essilor and Luxottica to combine their activities and then to create a global and integrated player in the eyewear industry. And you know all of you, each of you, that this is a very important moment for our industry but moreover, a very important moment for all our clients, all our customers and all our employees everywhere in the world. Because for the first time we will bring lenses, frames and distribution under one single roof.

2

This, as you know, will give vision a strong voice. It will equip our new company extremely well to serve an inspiring purpose; improving vision everywhere in the world by unlocking the bottlenecks of awareness and accessibility.

So, as an introduction but not a joke, if you are a glasses wearer I bet you must already sense in your [inaudible] life this is historical proof[?] that lenses and frames naturally fit together. And if you are not a glasses wearer yet, well now you have no excuse to wait any longer to experience this revolutionary idea because we will protect your eyes by fitting the best lenses into the best frames and making them readily available for you everywhere in the world. This is what Leonardo and I, we are doing today.

So without further ado I would like to hand over the call to Leonardo, whose entrepreneurial and visionary spirit were absolutely instrumental in the success of Luxottica and will continue to feed the success of our new company EssilorLuxottica.

Leonardo Del Vecchio: Good morning ladies and gentlemen I'm very pleased to be here with you today to present the achievement of a lifetime dream. Namely the creation of a global and integrated player in the eyewear market together with Hubert.

Leonardo Del Vecchio: Together with Hubert we have decided to write a new chapter in the history of our companies.

Our company's history has been marked by a continuous search for excellence and by the constant desire to innovate, not only our products but also every aspect of our work. Once again, we are proving our ability in being forward looking; looking beyond the normal scope of our business in order to address the evolution of our industry to the advantage of our customers and of all consumers. We wish to integrate the excellence of design and the prestige of our brands

3

with ophthalmic lenses which are market leaders and a result of the most advanced digital technologies.

Together we will offer opticians and end consumers top quality products and services, unrivalled on the market. The Luxottica of today after the recent re-organisation and strategic refocusing is a company which is strong in all markets and with a simple, efficient and fast decision making process. In the last two years, I have worked hard, together with my managers, sometimes opting for daring choices, in order to prepare the company to be able to seize every single opportunity in terms of growth and innovation and above all to be ready to undertake this venture.

The agreement with Essilor allows us to speed up the implementation of our integrated model, adding the last component to our offer and doing so with the very best available on the market. Namely with brands and products which are already appreciated by our customers. With the announcement of this transaction we prepare ourselves to take a major step forward in the achievement of our vision; that of offering a product where integration between frames and lenses is the main reason for its success.

Luxottica and Essilor will join their forces and their cultures with a unique intent of increasingly serving our markets better. Even the evident synergies which will be generated will have as a main goal that of favouring the entire supply chain and opticians, who have always been an essential element of our success.

Leonardo Del Vecchio: Right from the start I wish to reassure you that all decisions were taken in the common interests of our companies and that the objective is that of creating European champion and of keeping its national roots strong.

We will continue to invest in Italy and in France, developing our excellence in the field of production, as well as integrating and jointly enhancing our organisations at an international level.

4

I wish to thank all those who have made this great success possible and all those who have always followed our two companies with great interest. I will now leave the floor to Hubert who will enter into the merits and details of the operation. I wish you the best for your work.

Hubert Sagnières: Thank you, thank you Leonardo. So I suggest now we move to the few slides you have received and I would like you to turn on the first page which is called 'Fighting for Vision'. You know this is the world's biggest disability. As I said, by bringing lenses, frames and distribution together our new company, EssilorLuxottica would become the strongest voice ever to serve an inspiring purpose, improving vision everywhere in the world.

There are 2.5 billion people who still need vision correction across the planet and 5.8 billion who still need vision protection. And as you know those numbers are staggering and the main reason behind them is the lack of awareness and accessibility. So what we are doing, Leonardo and I, for the first time ever, Essilor and Luxottica together would have the reach to change this. We would eradicate poor vision by offering top vision solutions with the most suitable lenses fitted into the most suitable frames and by overseeing their timely delivery to all those who need them. This is really the strong statement and the foundation of what we're doing, Leonardo and I, by joining Essilor and Luxottica.

Why don't you move now to page five which explains more in details the key transaction rationale. So as you have seen on the previous slide, the world's biggest disability today is poor vision. So far the global eyewear market does not properly serve all the existing needs. So if we look at the eyewear industry today, what do we see? There are basically three characteristics that explain the current under-development of the eyewear market.

First of all, there's a clear lack of awareness of poor vision in the world. Second of all, advanced technology is only available to a limited number of players globally. And third, the number of

5

points of sale across the globe does not match the needs of the population, especially in fast growing markets.

In this context, we believe a fully integrated player is essential to create the traction necessary to unlock the underlying growth potential. And we think, Leonardo and I, that the combination between Essilor and Luxottica would be a major step in this direction as it would create an integrated player bringing new business solutions to distributors and consumers alike. This new entity, with additional financial means, would be able to seize existing growth potential and create new opportunities leveraging upon Essilor and Luxottica's common ambition, shared values and complementary expertise.

Let's move to the following slides and coming to the transaction itself. I would love[?] – I guess you all have already seen the details in the press of course and what I would like to highlight is the unanimous support of the Essilor board on this project as well as the irrevocable commitment from Delfin to contribute its shares in Luxottica to Essilor, to be renamed EssilorLuxottica. And this makes us confident in the realisation of this transaction which we expect to close before the end of this year.

Let's move to the following slides and you know we are talking about really two companies which from day one have been obsessed by innovation, obsessed by high quality products. Both have been at the forefront of the development of the global eyewear market for decades, if not centuries. With our conviction we have created new quality standards for the industry.

As you know very well, Essilor has introduced two of three major breakthrough innovations in the market; the organic lenses, which has almost completely replaced the glass lenses today, and of course the progressive lenses which is a flagship brand Varilux and is recognised as the ultimate solution to correct presbyopia.

6

Starting its journey early in 1960s and led by the visionary entrepreneur Leonardo Del Vecchio, Luxottica first produced frames as necessary equipment and was able to turn them into indispensable fashion accessories with a strong brand identity, all across generations. This revolution has created a rising appetite and demand for premium frames with a positive impact on the entire industry everywhere in the world. So you know it is with this common DNA that we intend to join forces to further develop the global market and together create more value on the long run.

Move to the next slide and when you look at both company profiles look how complementary they are. It's absolutely obvious. Each group, has developed strong expertise in its own field of excellence, at the same time Luxottica and Essilor have built a sound understanding of each other's business model which will help creating our common solutions and outstanding offerings for current and upcoming needs. Eventually both groups would benefit from each other's competitive advantages across all three segments of ophthalmic lenses; sunglasses, frames and consumer access. And will drive the development of a global and integrated player present across the entire value chain.

Let's have a look now on the following slides and what are Luxottica's and Essilor's strengths today. When we look at the range of brands on these slides, things are clear. Our comprehensive brand portfolio are outstanding assets in today's industry. This is obvious for frames and sun wear but also for lenses. This brand portfolio are also comprised of well-established retail banners as well as a fast developing e-commerce channel. All this will eventually help us to get closer to our consumers while making innovation accessible to the entire market, everywhere in the world.

On the next slide, you'll see that apart from shared values and complementary expertise, Luxottica and Essilor have another common ground; a very strong global footprint. And it is this global presence that would enable us to seize growth opportunities and to accelerate our

7

development in all regions, especially our exposure to fast growing markets where the combined entities presence is still below the group average, is reinforcing our conviction in the future growth. But also looking at our exposure to the US market and size of global market more generally, the room for growth remain obviously significant.

Another very important point, Luxottica and Essilor could mutually beneficiate from each other's local customer base, being able to propose integrated offers to customers in places where either Essilor or Luxottica were not necessarily fully established beforehand. To put it short, gaining access to new customers and continue to serve a growing demand.

Let me now run through the group's main priorities and to make it simple, there are three. As I said earlier on the call our goal, our ambition, our dream is to unleash the market potential for growth. Leonardo and I, we think we have a pretty good understanding of where the relevant growth levers are. Our conviction in that consumers need an appropriate pair of eye glasses for each activity and that they deserve premium protections against UV and bad[?] blue light.

We also believe that there is a lot of room for improvement in the area of consumer experience as well as regarding the supply chain. In most of these areas we have past experiences where common partnerships have achieved very good results. So all the touch points we have across the globe give us confidence to achieve even better results on the broader scales.

And finally, as you know, increasing consumer reach, increasing consumer satisfactions is another top priority of Leonardo and I. Of course, achieving our results will also lead to numerous synergies. Within the next four years, following the closing of the transaction, significant synergies, in the range of €100 million would materialise. But a big part of these synergies would come from an increase in revenues related to the combination. This source of additional revenues would be expected grow over the years after this first four years and this is the very meaning of this combination: to accelerate growth in a $95 billion market.

8

The remaining synergies will also come, of course, through cost optimisation but mainly in the supply chain, general expenses, procurement. But once again, the rationale of this combination is to fight against poor vision everywhere in the world, in this €95 billion market and to make sure that consumers will have access to better frames, better lenses, for better vision and to improve their lives.

Let's move to some final shows – I'm sure that you will have a lot of questions after that and everything is explained in the press release and the documents you will have, so just a quick snapshot on the combined financial figures. The new company, EssilorLuxottica, will show a very sound financial profile – you experts on the phone, you know that very well – and enhance the financial capabilities resulting from the combination of Essilor and Luxottica and this would ideally position the future entity to fund its growth, be it organic or external.

Just before coming to the conclusion, I suggest you move to the following slides: a short view on the future governance structure. I guess, again, you have already read most of the details in the press release, so just one important takeaway from this. The two companies, Leonardo and I, we have agreed on a balanced governance designed to successfully manage the company, with around two thirds of free floating capital. The future company would be equipped to execute the growth and the synergy plan and fully play its role as a key player in the world, where 7 billion people are in need for performing and appealing eyewear.

As I said earlier, a dedicated integration committee would ensure then a smooth integration for both companies' activities going forward.

So I am sure that you have a lot of questions for Leonardo and I. In conclusion, on the last slide, the combination of Essilor and Luxottica presents an outstanding value proposition, I know you know that. And this is not just because of its potential superior growth profile, synergies, or

9

financial strength. It is not just because of its outstanding products, frames, lenses, innovation or brands. It is because, for the first time ever, two key players, who love this industry, who love frames and lenses, with a common DNA in the eyewear industry, Leonardo and I, EssilorLuxottica, 150,000 people will join forces to accelerate the market development.

Such a company, for the first time, will really give vision a credible voice everywhere in the world. A voice strong enough to be heard across all industry segments and to align them, lenses, frames, distribution, a voice that will speak to the 7 billion people in the world and tell them: yes, you will see better.

We would have then a company with all the assets, all the strength, to find the growth opportunities in the €95 billion global market, which, as you know, on top of that, is currently growing at around 3-4%, not only for one year, for five years, but you know that for the next 20 and 50 years. So combining efforts of Luxottica and Essilor will be key to build further growth momentum.

So thank you very much, you have heard the passion of Leonardo and mine. Leonardo and I, we are now happy to open the floor for Q&A and answer all your questions but please, make me a favour, we will, Leonardo and I, only answer the questions relevant to the transaction itself, so please don't ask questions about short term results, Q4 or whatever. We are here to build a company, EssilorLuxottica, that will provide best vision for 7.2 billion people. Thank you, each of you, all of you and I suggest now we move to the Q&A.

Operator:	Thank you Mr Sagnières. Ladies and gentlemen, the question and answer session will be conducted electronically. If you would like to ask a question, please press *1 on your telephone keypad. Please ensure that the mute function on your phone is switched off to allow your signal to reach our equipment. Please note that we will take one question at a time and as a reminder, that's *1 to ask a question today.
10

We'll now take our first question from Cedric Lecasble from Raymond James. Please go ahead, your line is open.

Cedric Lecasble: Good morning gentlemen and, first of all, congratulations. So my question is simple: you are both trying to accelerate online and in emerging markets, this seems to be one of the big rationales of the deal. Can you maybe lead us through the big advantages of this combination in these two fields? Thank you.

Hubert Sagnières: Thank you. Bonjour, Cedric, how are you this morning? So you got the news on the wire this morning. Yes, of course, you put one of your fingers on one of the deal rationales, not all of them. You know how strongly, Leonardo and I, believe that the real rationale of the deal is put lenses into the frames and to provide the best lenses and the best frames to 7 billion people.

I am glad that, actually, you noticed that our biggest pool of consumers and customers, they are where the vision needs are important, which is in emerging or fast growing markets. You know that we will have, in the next ten years, basically, close to 3 billion people in the middle class in Asia, in Africa, in Latin America that actually will need to get better vision only to improve their life, because they need that.

So when, Leonardo and I, we have discussed all these transactions, we really want to make sure our R&D teams – his designers, his R&D teams – will design frames and lenses together, so they will be everywhere, in premium brands but also in accessible products and will be delivered in the best in class stores, among all the networks of physical opticians, optometrists, all our clients and customers we have all across the world but also online because online, as you know, is really one of the channels going forward.

So think a minute when all our best teams in Italy, in France, in the US, will actually conceive frames, lenses together in a product easily sold online, it will accelerate the demand and all the rationale is about that.

11

Cedric Lecasble: Thank you.

Operator:	Thank you. We will now take our next question from David Cedran from Kepler. Please go ahead.

David Cedran: Yeah, good morning gentlemen, congratulations for this projected deal. I have a few questions, it's first on the synergies. Can we have a phase out of a synergy in terms of timing, when do you expect to deliver this kind of synergy, what will be the ramp up?

The second question is regarding to the execution risks. What are the execution risks you see between the different companies?

And third is regarding the regulatory authorisation. What are the risks and, regarding your clients, what could be the reaction of some of your clients, especially in the US, where Essilor is working with some Luxottica competitors? Thank you.

Hubert Sagnières: Merci. Bonjour, David, a very good question, as usual. So, on the synergies again, they will come, they will come after closing, step by step, in the next – in the following 3-4 years. But, as you know and I am sure you will build your model that way, we are talking about growth. We are talking that making sure that we will give access to consumers for the best lenses and the best product, so the first part of the synergies will be to make sure that consumers and customers will be pleased with faster service, with a much better supply chain, will have access to the best frames of Luxottica brand portfolio and the best lenses. So it will come midterm, step by step. It's way too early to tell you a phasing of all this. You will have plenty of discussion with Alessandra and Véronique going forward but this is the idea.

12

Then, David, you asked a second question, which is the execution risk. Well, actually, I'm sure you're putting your fingers on all the regulatory things, all the very complicated process where we'll go through. I am not the expert of that, you will have discussions also with Véronique and Alessandra, they will explain all this in details.

But, of course, we will have to go through a general assembly, we will have to go through the normal process that you know much better than me as far as how it will implement – it will be implemented in the next few things.

Your third question, David, is quite fascinating because, you know, I don't know why but life is like this. During the night, there was a leak, somewhere in the US and they were awake when, Leonardo and I, we were sleeping this morning. But when I opened my iPhone this morning, I got plenty of congratulations from our customers. I can't mention that – of course, their name but I can tell you I got emails and SMS from a few of the top ten retailers in the US that, Leonardo and I, we know very well, extremely happy because the industry has understood the rationale of the transactions.

I got also SMS and congratulations from other leaders of the managed care in the US, extremely happy because they have understood that what we are doing, Leonardo and I, is transforming the industry for the benefits of the opticians, the optometrists and the consumer.

Thank you, you always ask great questions, David, so thank you so much. But really make us a favour, you see this is technically, we have a little – we have translations in English, French and Italian, so if maybe the following of you could ask questions one by one, I think Leonardo and I, we will appreciate that.

David Cedran: Okay, merci beaucoup.

Hubert Sagnières: Next question please.

13

Operator:	Indeed, in the interests of time, ladies and gentlemen, please limit your questions to one at a time. We'll now take our next question from Francesca Di Pasquantonio from Deutsche Bank. Please go ahead, your line is open.

Francesca Di Pasquantonio: Yes, hi, good morning. Congratulations for this deal. I have one question and one follow up. The follow up is if the synergies are net of planned costs for implementation. And the second question is: what do you expect, realistically, from the antitrust ruling? Thank you.

Leonardo Del Vecchio: Thank you for your question. We expect that the antitrust authorities do their work. We will respond to all the questions which will be asked. We believe that by next year we should reach the end of these antitrust procedures. We hope it will actually happen before. It depends on the questions they'll ask us and the responses we will give and so this is something we can only wait and see, the judgement passed by the authorities judging this operation but we think that this operation is to the advantage of everyone, opticians and eyewear wearers.

But as our two companies are managing two different products, we're strong in frames and they're strong in lenses, it's not going to change anything because we're already actors on the world markets, both of us and so I don't think this is going to change things much from an antitrust point of view. But we hope that our answers will be sufficient and satisfying to the judges who will have to judge the operation.

Hubert Sagnières: Thank you, Leonardo and Francesca, I think you got a perfect answer, so why don't we move to the next question from...

Operator:	Thank you, our next question comes from Stephane Sumar from Natixis. Please go ahead, your line is open.
14

Stephane Sumar: Hi, good morning to everyone and again congratulations to everyone for this deal and this morning's announcement. My question, one, is very, very specific to Essilor. I would like to understand what will happen to the Safilo agreement license you signed with this other Italian company. And my second question is could you please just remind us the market share the combined group will have in frames and glasses and – please, thank you.

Hubert Sagnières: Thank you, Stephane, for your questions. Well, as you know, I mean Leonardo and I, we have developed our businesses the past 50 years, for Essilor 170 years for the sake of providing better vision everywhere in the world. We have signed agreements with, of course, many other actors of the industry. Safilo is one of them but we have many other agreements everywhere in the world. What's important is that, going forward, Essilor on one side will continue to be managed with the same team, with the same ambition, with the same objective of openness in the distribution. And on the other side, Luxottica will continue to be managed by Leonardo with the same spirit. So I don't want that nothing's changed but what's more important to understand is that, both of us, we are combining and joining forces just to make sure that all the consumers of the world will have best lenses and best frames to improve their lives with the better sight.

Along the years, of course, we have agreements and they will continue or could be negotiated, depending on the other parties. When you talk about market share, it's way too early and as there is many calculations I am sure, Stephane, you will have discussions on this with Alessandra and Véronique pretty soon. But as I was saying, globally the combined company will be €50 billion – 15 – one five, my English is so poor, excuse me – one five – €15 billion in a market of 95. But again, 7.2 billion people need us and this is what, actually, the future of the company will be based on.

Thank you Stephane, why don't we move to the next questions?

15

Operator:	Thank you, our next question comes from Julien Dormois d'Exane. Please go ahead, your line is open.

Julien Dormois: Hi, good morning gentlemen, thanks for taking the question. If I may, I have two. The first one is actually on the synergies. You highlighted the strong potential for synergies from the deal and I was a bit surprised to see that most of the synergies, at least half of them, are supposed to come from the revenue line. So I was just wondering, a very naive question, maybe, but how do you believe that the two companies will be better at pushing their respective premium offerings on the lens and the frame side. You said the rationale is to put lenses into the frames, how come that you will be more successful in pushing the respective brands – the respective premium brands of each other to the clients?

And the second question, if I may, you have been very vocal over the past few years that the eyewear market is lacking a major player, so clearly this is an interesting step into that direction with the merger but in the end this will mean a 15-16% market share company going forward and with, to some extent, a limited net debt. So should we expect you to continue focus on expanding globally? And do you believe that global expansion will go for retail and notably in Europe because I think, if I'm right, Luxottica is not a big player in Europe in retail, so should it be something that you will be considering going forward?

Hubert Sagnières: Thank you, Julien, I love your question. And if you remember, you were with me, actually, in Dallas and you were with me in Boston in September and when you and I, we were sitting together, visiting our R&D department in Dallas, Texas, Julien, what you have seen? You have seen hundreds of researchers on lenses but there was no frames. How can we please the consumer? How can we make sure the consumer will see well and will have a great life with the great vision if we don't combine lenses and frames together, if we don't invent the product that actually will improve really the comfort of the consumers?

16

Let me give you an example. We are – and I'm sure, if I remember well, when I saw you, you had a kind of connected watch or something like that. How, Leonardo and I, we can invent the connected eyewear, if we don't put together our researchers, our frame designers, all our strengths?

For the first time out of basically 2,000 years, we will be able to conceive a product. And when we talk about distribution, speed is key. And when we talk about distribution in 2016, 2017, 2020, 2050, speed means online also. Indeed, by joining our force together, we will be able to design that product and to deliver it extremely fast to the consumers through all the stores of the world and all the network of online activities.

Now you catch also another point, which is, yes, we, Leonardo and I, we have been vocal of the need – that this industry needs a strong leader, so 15% market share, it's better than 6%. So my message is: it's a great first step and now I will actually move to the following question.

Operator:	Thank you, our next question comes from David Adlington from JP Morgan. Please go ahead.

David Adlington: Morning guys, I just have a question and congratulations. I just wanted a very quick question: I suppose, why now? Is this a response to the slowdown in the organic growth or there's been other changes in the market, or the two parties, that means the transaction has come together now? Thanks.

Hubert Sagnières: David, you know the truth like me, you have read all the press in the past four years. Those discussions have started four years ago. Actually, those discussions, in my mind, in my heart – and I am sure Leonardo will be the same in his heart – are started the first day when we have invented lens and frames, nothing to do with the last quarter.

17

David Adlington: Thanks.

Operator:	Thank you. Our next question comes from Veronika Dubajova from Goldman Sachs. Please go ahead, your line is open.

Veronika Dubajova: Good morning gentlemen and congratulations on the deal. My question is, Hubert, you mentioned the US opportunity and this is another one of the areas where you'd see a lot of potential benefits down the line. Can you just walk us through what your vision is for the combined company in the US, specifically?

Hubert Sagnières: ...so much, actually I missed you when we were in Boston because you have – when you were together in the US, you have seen the part of the R&D but not really the part of the [inaudible] and I would like to take an opportunity to cover a bit of this. The US market, you know, is definitely one of the biggest markets of the world today, where China is close, as far as numbers but you know, it is an under penetrated market today. And I want to speak from my point of view on vision, on Essilor.

On the quality of lenses, of the penetrations of the category, US market is only based on 34-35% in anti-reflective coatings. We never cracked the code seriously and I am so afraid that, basically, two thirds of the Americans are looking at their life with big glares on their lenses. But for those of you who have been longer in this industry, maybe they remember 15 years, 20 year ago, when Leonardo and I, Leonardo running LensCrafters, me working in Dallas, Texas in lenses, introducing the first Crizal lens in the US market, while LensCrafters – while promoting the invisibles on the screens. Leonardo and I we have moved from 7% the penetrations of their coating to 35%. Because when LensCrafters, all the other actors altogether with the [inaudible] that you know, called Think About Your Eyes, in the US, with all the managed cares, all the key players of the eyecare and the eyewear industry. When we join forces, when we communicate

18

on brands and vision, then we are able to show and demonstrate why it is important to the Americans to see well, for great lenses and wonderful frames.

So the story, just an example, I could elaborate many and other facts but this is what is happening and will happen by joining forces with Luxottica in the US.

Veronika Dubajova: Thank you Hubert very much for that and can I just quickly follow up the cost of the synergies. Do you have any guidance for the 600 million in synergies, what the cost will be to achieve those? And that's it for me, thank you.

Hubert Sagnières: Yeah, you know it is a synergy in EBIT, so basically it's figure out all the costs of implementing all this, it's not cost of – it's really EBIT, so it is plugged into that number. But once again, I will let Alessandra's team and Véronique team to actually go in detail through this.

I think we have spent a lot of time, maybe covered a lot of topics. Is it another question or not?

Operator:	Yes, we will now take our next question, from Domenico Ghilotti from Equita. Please go ahead, your line is open.

Domenico Ghilotti: Good morning. The first is a follow up on the timing for this deal because in the press release you are saying that today is the right time, what has changed compared to the past? You have been discussing or mulling this bid for several years, you said. And together with this, on the governance, do you think that the core leadership that I saw set up in the governance is a risk for the combined?

Hubert Sagnières: So, actually, on your first question, on the timing, I think, Leonardo explained it very well in his opening statement. See, the work he has done with his team within Luxottica the past few years actually was necessary from his point of view to really build the ground of the success

19

of this combined company. On our side, you have seen in the past few years the leader of lenses, step by step, in order to provide better eyeglasses and better service to consumers everywhere in the world, we also make some moves on online actors, or sunglasses, in China, as an example. So really both companies were mentally ready but moreover I think the teams – the management teams – Luxottica side, Essilor side, 70,000 colleagues on the Essilor side, same amount of – on Essilor and Luxottica side, both of them are ready now to really work together and join forces to make this combination a success.

You also had a question about the co leadership. I think what's important is that we have and share the same values, we have and share the same vision, we have and share the same interest into the product. Frames and lenses have to be together and if really we want to provide the consumer the best product, Leonardo and I, we have to co-manage, with equal power, 140,000 people to design the best product in our plants and to deliver them to the – to all the opticians and the optometrists for the benefit of the consumer. This is really what Leonardo and I, we want to achieve by co-managing this company.

Domenico Ghilotti: But what if there is a divergence on some aspects, maybe in the future. Do you think that the co-leadership –

Hubert Sagnières: Basically, we have such a powerful mission, such a powerful interest and really are focused on the product. Frames and lenses have to be together and so far let me – let me tell you, the past four years of discussions I had with Leonardo Del Vecchio, we have actually no point of divergence on this, because the power of our mission is more important than anything else. Let’s move to the following questions. I now will ask maybe just two questions.

Operator:	We will now take our next question from Mauro Baragiola from Citi Group, please go ahead, your line is open.
20

Mauro Baragiola: Hi everybody, just a kind of follow up question on the previous one, I wonder what is in – going to be, in your view, the [inaudible] stores in the future, and the – if you assume light version if you can consider reassuring production in the US to be closer to your main clients. Thanks, and obviously, congratulations for the deal.

Leonardo Del Vecchio: Thank you for your question, our stores – our stores must simply become increasingly better, improve their service in the quality of the lenses and this is the main reason for which this transaction has taken place. It’s a transaction we started discussing four years ago, and at long last the moment has come to conclude all this. We were interested in this for the quality of the lenses. We were interested in this four years ago, one year ago we’re still interested in this and we’re interested for the future because we have the brands to sell [inaudible] and what was missing was the quality of the lenses. We could not start the company and as Luxottica with the secondary level brand for the lenses. We wanted to opt for the best brand. The best brand in lenses which also boasts the best research for the future too.

So, there is no marriage which has been most hoped for in the life of Luxottica, and now we’ve achieved this marriage will take place and will work at the very best of our ability with the same strength and the same will and we will continue to grow. It’s not just this operation which will give us synergies to grow, we will continue to grow even without operations of this kind and these synergies will allow us to boast more quality, to be more complete and it will also give us the possibility of developing in those countries which are not necessarily just North America, but also newer countries which will play an important role for our business in the future and so together we can therefore share costs and research work which for some countries we were not mature yet to carry out.

So, this transaction will help us to grow also in emerging countries where the consumption of frames is still rather limited. We must get this business to grow and with our quality of lenses and

21

with the quality of our frames and our brands certainly we will be more capable of growing in the next 10/20/30 years. Thank you.

Hubert Sagnières: Thank you Mauro for your question. Why don’t we move to the next one?

Operator:	Yes, the next question comes from Catherine Tillson from Credit Suisse, please go ahead, your line is open.

Catherine Tillson: Good morning everyone and congratulations, I have two quick questions. So firstly for Luxottica, can we expect the plans around your 1.5 billion investment plan to continue to move forward, strategies such as the Oakley Integration and Lens Lab Centralisation, will these be put on pause with the focus on the merger or will everything be done at once? And then secondly more of a question for Essilor, can you see any potential upset for the independents in the US. You recently bought the Doctor AllianceG which are in direct competition with LensCrafters for example. Can you give me a bit more colour on negotiating that environment? Thank you.

Hubert Sagnières: I apologise, I got the second part of your question, I missed totally the first part of your question, so the line is not that good suddenly, so can you repeat just a little slowly your first part of your question.

Catherine Tillson: Yes, sorry the first question was for Luxottica and just details around their 1.5 billion investment plan, whether this will continue to move forward such as integrating Oakley or whether the focus will be on the merger and all of these kind of strategic initiatives will be on the back burner, and then for you and Essilor, and just how you’re managing the relationship with the independents after you recently bought[?] these Doctor Alliance Groups, whether they will be upset with the fact that now obviously they – they’re competing with LensCrafters etc., any colour on that for me. Thank you.

22

Leonardo Del Vecchio: I’m going to reply for the question addressed to Luxottica. For investment and the integration which has nearly been completed, the important ones, we’ve nearly reached the end of our integration processes, we have no intention of interrupting our plans; these are our plans, they will continue to be our plans. This will change nothing at all. The transaction with Essilor only brings us to becoming better and each of us will work in his own industry until we complete the programmes we already have underway, we already have in course. In the meantime, we have all these formalities, permit requests to file, and while we do this, we will continue our plans and complete our plans. After that we will start enjoying the fruits of this union.

Hubert Sagnières: Thank you Leonardo and Catherine, I will answer on your question more on the Essilor side in the US. And you know – as you know Essilor has for years and years and years, an open policy distribution, we are selling our brands lenses actually to all the independents and all the chains in the US. This will absolutely continue, this is true that we had a specific relationship with [inaudible] and other alliances, again I think Leonardo phrased it extremely well, when you are an optician somewhere in the US, what you want is just the best frames, the best lenses, no hassle and you want it in the next minutes, in the next day, very fast.

So you will please the consumers which are pushing the door of your office and want just to see well, so by joining forces, this will be much more possible with better product, better quality, wide range of frames, branded frames, premium brands and this will be true of course for our alliances, like it will be true for all the networks in the US and everywhere in the world.

Catherine Tillson: Okay, thank you.

Hubert Sagnières: So please I will take maybe your last question, so can we –

23

Operator:	Our last question comes from Elena Mariani from Morgan Stanley, please go ahead, your line is open.

Elena Mariani: Hi, good morning and congratulations to all of you for the deal. First I have a question for Essilor, so after this deal and post-merger, do you see yourself as more like a healthcare company or more as a consumer company? And then following up from your previous question, so is it correct to say that you don’t see any collateral damage for your retail customer relationship post-merger? And the second question for Luxottica, what about your lenses project? So when you’ve just mentioned right now about the integration proceeding, are you going to continue on that project and how we should think about that? Thank you very much.

Hubert Sagnières: Thank you Elena for one question which is three actually. So I will answer the two first and give the mic to Leonardo for the first question. You know what, Elena, I just can’t answer your first question because the rationale of what Leonardo and I, we are doing, I don’t know if you can call it healthcare or fashion or whatever, Leonardo loves – just loves frames, and me, I love lenses and we are putting lenses into frames in order to make sure consumers see well. Ask the consumers, they will decide, some of them will say it’s a fashion, great, fantastic frames. Others will say, ‘Well thank you Leonardo, thank you Hubert because thanks to your lenses I do see well.’

So complicated question, the third one on collateral, this is true, I got – and even while we are talking the past few hours, I received many emails from friends and key actors of the optical industry in Europe and the US, but there are 4,000 hundred optical stores, optician, optometrist so again I can’t tell you today this morning, how really they will react. What I can tell you is that the power of what we are doing, but really putting the best lens into the best frames, making them available widely in the world for the sake of 400 optometrists, optician in the world, and 7.2 billion consumers. This is so powerful, but if there is some damage somewhere, that strength will actually overcome any type of reaction.

24

But moreover, which was more important today for me was that a lot of actors in the world, they have understood why we are doing all this. Thank you very much, thank you all of you, thank you Leonardo, and like you said Leonardo in your comment, I would like also officially to thank all our advisers actually from both sides of the ocean and both sides of the alps, but actually who have helped us to make this dream true.

Leonardo Del Vecchio: I too would like to add my thanks to all those who have taken part in this operation and I hope that this operation will give satisfaction to our investors too. So I seize this opportunity to thank you for your time, thank you very much, my very best wishes.

Operator:	Thank you, that will conclude today’s conference call. Thank you for your participation ladies and gentlemen, you may now disconnect.